

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2023

Adam Gishen
Chief Executive Officer
Freedom Acquisition I Corp.
14 Wall Street, 20th Floor
New York, NY 10005

      Re: Freedom Acquisition I Corp.
          Registration Statement on Form S-4
          Filed on February 10, 2023
          File No. 333-269674

Dear Adam Gishen:

      We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed February 10, 2023

Certain Defined Terms, page 3

1.   See the reference for Complete Solaria, meaning Complete Solaria, Inc. (f/k/a Complete Solar Holdings Corporation). Please disclose here and elsewhere in the filing if after the Business Combination, this entity will change its name and disclose the new name. In this regard, we note that Freedom Acquisition I Corp. will change its name to Complete Solaria, Inc. following the Domestication and Business Combination. Please expand to discuss any proposed name change for Complete Solaria, the entity being acquired in the First and Second Mergers. With respect to the Additional Merger of Solaria with and into the Third Merger Sub, expand to disclose if Solaria will continue to retain its name.

Questions and Answers about the Business Combination and the Special Meeting

What equity stake will current FACT shareholders and Complete Solaria's stockholders hold in New Complete Solaria after the Closing, page 35

2. Refer to the table of Assuming Maximum Redemption, and explain here, and wherever applicable, why the initial shares of 4,224,000 differ from the 5,224,000 shares shown in the other two redemption scenarios. Provide an explanation for the 1,000,000 share difference and also why the decrease is only reflected for the maximum redemption scenario. Further, clarify if the line item description of initial shares refers to the Sponsor and affiliate shares or founder shares and explain where or why there are not also reflected 8,625,000 shares representing the outstanding Class B ordinary shares, to be converted into shares of New Complete Solaria common stock. Reference is made to your disclosures for these differences in footnotes (1) and (2) to the table on page 216. Please also provide herein on page 35, including the paragraph discussion of the earnout shares and their potential vesting. Explain also what happens to the earn out shares if they do not become vested.

What underwriting fees are payable in connection with the Business Combination?, page 36

3. We understand that J.P. Morgan and DBSI, underwriters in your SPAC IPO, intend to waive the deferred underwriting commissions that would otherwise be due to it upon the closing of the business combination. Please disclose how this waiver was obtained, why the waiver was agreed to, and clarify the SPAC's current relationship with the firms.

4. Please describe what relationship existed between J.P. Morgan, DBSI and FACT after the close of the IPO, including any financial or merger-related advisory services conducted by the firms. For example, clarify whether the firms had any role in the identification or evaluation of business combination targets.

5. Please tell us whether you are aware of any disagreements with J.P. Morgan or DBSI regarding the disclosure in your registration statement.

6. Disclose whether J.P. Morgan or DBSI provided you with any reasons for the fee waivers. If there was no dialogue and you did not seek out the reasons why the firms were waiving deferred fees, despite already completing their services, please indicate so in your registration statement. Further, revise the risk factor disclosure to explicitly clarify that the firms have performed all their obligations to obtain the fee and therefore is gratuitously waiving the right to be compensated.

7. Please provide us with any correspondence between J.P. Morgan, DBSI and FACT or Complete Solaria relating to the resignations.

8.   Please provide us with the engagement letters between Complete Solaria and the firms. Please disclose any ongoing obligations of the company pursuant to the engagement letter that will survive the termination of the engagement, such as indemnification provisions, rights of first refusal, and lockups, and discuss the impacts of those obligations on the company in the registration statement.

9.   Please revise your disclosure to highlight for investors that the firms' withdrawals indicate that they do not want to be associated with the disclosure or underlying business analysis related to the transaction.

10.   Please discuss the potential impact on the transaction related to the resignations if J.P. Morgan and DBSI. If either of the firms would have played a role in the closing, please revise to identify the party who will be filling their roles.

11.   Noting the disclosure that FACT expects the balance of the aggregate deferred fee to be waived, please revise to clarify whether Morgan Stanley or any of the other underwriters listed in the underwriting agreement have waived their entitlement to the deferred compensation.

Comparative Historical and Unaudited Pro Forma Per Share Financial Information, page 54

12.   Please expand to also disclose the amount of historical and pro forma net book value per share of common stock as of September 30, 2022. We note the indication in the first paragraph on page 55 that such data is provided.

Non-Redemption Agreements; Financing Transactions, page 112

13.   Wherever applicable throughout your proxy statement/prospectus, please provide more prominent disclosure regarding the material terms of your Non-Redemption Agreements, including the impact on your investors should you undertake to exercise the Agreements you describe, and any pre-planned forms of consideration to be paid to such shareholders. Disclose the benefits to the Sponsor and its affiliates in executing the Non-Redemption Agreements, including whether and to what extent these agreements ensure that the business combination will be approved and that there is a sufficient amount of cash in the SPAC's trust account.

Certain Unaudited Complete Solaria Prospective Financial Information, page 143

14.   We note your disclosure that the financial projections are based on numerous assumptions. Please expand to disclose whether the projections are in line with historic operating trends. Address why the change in trends is appropriate or assumptions are reasonable. While you have a history of operating losses, the forecasts project increasing total net income. Clearly describe the basis for projecting this growth and the factors or contingencies that would affect such growth ultimately materializing.

Certain Material U.S. Federal Income Tax Considerations, page 195

15. We note that pursuant to the Business Combination Agreement, the parties intend that the merger will qualify as a tax-free "reorganization" within the meaning of Section 368(a). Please revise your disclosure beginning on page 195 to address Section 368(a) and any consequences to shareholders of FACT and Complete Solaria. Please also make similar revisions to the Questions and Answers section beginning on page 42. To the extent that you intend to file a short form tax opinion as Exhibit 8.1, please also revise your discussion on page 195 to reflect the fact that the discussion is the opinion of counsel.

Unaudited Pro Forma Condensed Combined Balance Sheet , page 217

16. Please expand the equity the stockholders' equity section to disclose the par values and the number of outstanding historical Class A ordinary shares and Class B ordinary shares for FACT, the number of outstanding historical common shares of both Complete Solar and Solaria, and the number of outstanding common shares for New Complete Solaria assuming the no redemption, maximum redemption and $70 million in Trust redemption scenarios.

Notes to Unaudited Pro Forma Condensed Combined Financial Information
Note 3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 222

17. Refer to Note (G) on page 224 and the disclosure regarding the issuances of New Complete Solaria common stock resulting from the recapitalization and exchange of outstanding Complete Solar's equity. Please consider including a sub-table within this footnote to reconcile to the total issuance of 37,005,409 share of New Complete Solaria, Inc. common stock to be issued to Complete Solaria's shareholders as shown in the table on page 216. Within such table, please provide a description for each category, such as the number of shares attributable to the recapitalization of the preferred stock, the common stock, and each debt exchange (i.e., the share exchange on the RMRLT Rollover Note discussed in Note (D)).

18. Refer to Note (K) on page 225. Please provide further details for the tabular line item Conversion of Solaria SAFE in the amount of $60.4 million. Please reconcile with the $50.2 million amount shown in the first table of Note (M) on page 226.

19. We note your adjustment (L) includes the waiver of deferred underwriting and legal fees. Please explain why you are adjusting pro forma retained earnings, rather than additional paid-in-capital for what appears to be a capital contribution.

20. Refer to Note (M) on page 226 along with the discussion at the top of page 215 regarding the accounting treatment for Complete Solar's acquisition of Solaria. We note that Solaria tended to be the larger entity in terms of assets and liabilities and that its results of operations were fairly comparable to those of Complete Solar. Please further tell us and

disclose how you determined "the Company was the primary beneficiary of Solaria", as you state on page 261 of your document.

21.   Refer to Note (P) on page 228. We note that after the payment of $289.7 million in cash under the $70 million in Trust redemption scenario that the remaining cash balance shown on the pro forma balance sheet on page 217 appears to be substantially less than $70 million. Please further explain the purpose of this redemption scenario and its relation to having $70 million in the trust account as part of the Business Combination Agreement.

Note 5. Net Loss Per Share, page 230

22.   We note a discrepancy in the number of weighted average shares disclosed for the nine months ended September 30, 2022 for the maximum redemption scenario as shown in this table and elsewhere as compared to the corresponding number of weighted average shares disclosed on page 220. In this regard, page 220 discloses 44,855,892 shares whereas in Note 5 and elsewhere you disclose 44,866,892 shares. Please resolve the discrepancy accordingly.

Business of Complete Solaria, Inc., page 244

23.   We note your disclosure that you rely on a select number of third-party manufacturers. Please tell us what consideration you gave to Item 601(b)(10)(ii) of Regulation S-K.

24.   Please clarify whether Complete Solaria offers financing solutions to its end-customers or sales partners. If so, please describe the financing solutions that you offer. In this regard, we note your disclosure that "Complete Solaria as a full renewable energy system operator with compelling customer offerings, advanced technology, financing solutions, and project fulfillment."

25.   Please expand your disclosure in this section as it relates to your principal products, including your solar modules and panels. Refer to Item 101(c) of Regulation S-K.

26.   Please revise your disclosure in this section to clarify and expand Complete Solaria's relationship to its Pro Partner Network and solar distributors. In this regard, we note that "dealer commissions" represents a significant portion of your revenue.

27.   We note your disclosure that your third-party manufacturers "operate at scales greater than one gigawatt of module manufacturing capacity." Please revise here to clarify your statement, including whether your third-party manufacturers have devoted this stated module manufacturing capacity exclusively to Complete Solaria. Further, please clarify whether you contract all or a portion of your module manufacturing to third-parties. In this regard, we note your disclosure on page 60 that "Complete Solaria outsources a portion of module manufacturing to contract manufacturers."

Management's Discussion and Analysis of Financial Condition and Results of Operations of Complete Solar, page 260

28.   We note that higher supply chain costs have impacted your results of operations. Please enhance your disclosure to clarify whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. In this regard, we note your disclosure on page 60 that "there are a limited number of inverter suppliers," and that certain of your raw materials "have experienced limited availability."

Beneficial Ownership of Securities, page 294

29.   Please provide a pre-business combination beneficial ownership table for Complete Solaria as of the most recent practicable date. Refer to Item 18(a)(5) of Form S-4.

Independent Auditor's Report - The Solaria Corporation, page F-122

30.   Please include the City and State of the auditor and also state the year the auditor began serving as the auditor. Refer to Rule 2-02(a)(3) of Regulation S-X and PCAOB AS No. 3101, paragraph .10(b) and (c).

Audited Financial Statements - The Solaria Corporation
Consolidated Statements of Operations and Comprehensive Loss, page F-125

31.   Notwithstanding that this entity was subsequently acquired in November 2022 by Complete Solaria and became wholly-owned, please disclose on page F-125 or in the footnotes thereto, and also in the interim financial statements on page F-161, the net loss per share data, including the number of weighted average shares outstanding for each period presented. We note your inclusion of the net loss per share data in the comparative historical per share data on page 54 and the unaudited pro forma financial statements on pages 219 and 220.

General

32.   With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to

prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

33. Please quantify the aggregate dollar amount and describe the nature of what the sponsor, its affiliates, and the anchor investors have at risk that depends on completion of a business combination. Include the current value of securities held, loans extended, fees due, and out-of-pocket expenses for which the sponsor and its affiliates are awaiting reimbursement. Provide similar disclosure for the company's officers and directors, if material.

34. Please highlight the risk that the sponsor will benefit from the completion of a business combination and may be incentivized to complete an acquisition of a less favorable target company or on terms less favorable to shareholders rather than liquidate.

35. Please disclose the sponsor, its affiliates', and the anchor investors' total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including the convertible notes.

36. We note that certain shareholders agreed to waive their redemption rights. Please describe any consideration provided in exchange for this agreement. Please also disclosure whether the anchor investors have agreed to waive their redemption rights

37. Please tell us whether you have entered into any agreements to ensure that the business combination is closed and that the minimum net tangible assets condition is met.

38. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by supply chain disruptions, especially in light of Russia's invasion of Ukraine. For example, discuss whether you have or expect to:
   - suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; closed factories or stores; reduced headcount; or delayed projects;
   - experience labor shortages that impact your business;
   - experience cybersecurity attacks in your supply chain;
   - experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine);
   - experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
   - be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
   - be exposed to supply chain risk in light of Russia's invasion of Ukraine.

   Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.

39.   Revise your disclosure to show the potential impact of redemptions on the per share value
        of the shares owned by non-redeeming shareholders by including a sensitivity analysis
        showing a range of redemption scenarios, including minimum, maximum and interim
        redemption levels.

        We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of
action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate
time for us to review any amendment prior to the requested effective date of the registration
statement.

        You may contact Beverly Singleton at (202) 551-3328 or Kevin Stertzel at (202) 551-
3723 if you have questions regarding comments on the financial statements and related
matters. Please contact Bradley Ecker at (202) 551-4985 or Erin Purnell at (202) 551-3454 with
any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Manufacturing